January 21, 2014
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2012 filed February 28, 2013 and Form 8-K filed February 28, 2013 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated January 7, 2014

Dear Mr. Horowitz,
With respect to your letter dated January 7, 2014, regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to our conversation on January 16, 2014, I am writing to request additional time to provide our responses. Due primarily to the work associated with our current yearend and compiling the information discussed in our conversation on January 16, 2014, I would appreciate an extension for our response until February 4, 2014.
Thank you for your consideration. If you have any questions or comments, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Controller (Principal Accounting Officer)

cc:	Sandy Eisen, Securities and Exchange Commission

One Williams Center | Suite 2600 | Tulsa, OK 74172 | 855.WPX.2012 Tel | www.wpxenergy.com